SEC [redacted] COMMISSION
05038257
49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-46866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Global Financial Services, L.L.C.

RECD S.E.C.
FEB 2 8 2005
526

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Blvd., Suite 2100
(No. and Street)

Houston	Texas	77056-3019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Tenison (713) 968-0400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Tenison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Financial Services, L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA GARZA
MY COMMISSION EXPIRES
AUGUST 28, 2008

Stephen Tenison
Signature

Senior Vice-President/FINOP
Title

Laura Garza
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (l) An Oath or Affirmation.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
Global Financial Services, L.L.C.

We have audited the accompanying statement of financial condition of Global Financial Services, L.L.C. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Global Financial Services, L.L.C., as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 19, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents	$	27,323
Certificate of deposit-restricted		31,800
Deposit with clearing organization		1,000,000
Receivable from clearing organization		1,167,503
Securities owned, at fair value		74,453
Other receivables		51,069
Office equipment, net		55,451
Other assets		6,056
	$	2,413,655

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Commissions payable	$	1,070,038
Due to clearing organization		27,889
Accounts payable and accrued expenses		61,639
Total liabilities		1,159,566
Members' equity		1,254,089
	$	2,413,655

The accompanying notes are an integral part of this financial statement.

Note 1 - Summary of Significant Accounting Policies

Global Financial Services, L.L.C. ("the Company") is organized as a limited liability company. The duration of the Company is through 2093, unless terminated earlier. Each member's liability is limited to his capital account balance. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is also registered with the National Futures Association.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value as determined by market quotations.

Office Equipment

Office equipment is stated at cost and includes furniture and fixtures, computer and office equipment and leasehold improvements, less accumulated depreciation and amortization. Depreciation of office equipment is provided using the straight-line method based on estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

Note 2 - Deposit With and Receivable From Clearing Organization

The deposit with clearing organization consists of cash required to be maintained at the clearing organization. Receivable from clearing organization is comprised of commissions of $349,766, clearing deposit of $1,000,000 and demand balances in various accounts aggregating $817,737. Commissions receivable represent settlements from the month of December 2004. Such amounts are normally collected within ten days after month end.

Note 3 - Office Equipment

Office equipment at December 31, 2004 consists of the following:

	Cost	Depreciable Life
Furniture and fixtures	$ 177,040	5 years
Computer equipment	271,927	3-5 years
Leasehold improvements	153,028	5 years
Office equipment	30,365	5 years
	632,360	
Less accumulated depreciation	(576,909)	
	$ 55,451	

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2004, the Company had net capital of approximately $1,049,300 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.11 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 5 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 - Lease and Contractual Obligations

The Company leases office facilities under a noncancelable operating lease expiring April 2004. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Additionally, the Company has a commitment for communications services. Future minimum commitments are as follows:

Year Ending December 31,	
2005	$ 133,480
2006	133,480
2007	138,500
2008	138,221
2009	80,629
	$ 624,310

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified, of any potentially material indemnification loss at December 31, 2004.

Note 7 - Employee Benefits

The Company has a 401(k) retirement plan covering all employees. The plan allows employee contributions of zero to 15% of applicable employee wages. The Company makes discretionary contributions to the Plan which vest immediately.

Note 8 - Concentrations and Financial Instruments with Off Balance Sheet Risk

The Company's customer base consists of entities located outside of the United States. Deposits with and receivables from clearing organization are with the Company's clearing broker-dealer which is located in New York, New York.

Note 9 - Membership Interests

The Company has 2,000 membership interests authorized, issued and outstanding.

Note 10 - Contingencies

The Company and its Managing Directors ("Global Defendants") have been sued along with other defendants by an intervenor who claims the defendants prevented him from collecting on a debt allegedly owed by an estate. The intervenor is seeking alleged actual economic damages plus accrued interest, as well as attorney fees and exemplary damages. The Global Defendants are vigorously defending the case, including filing an appeal to compel arbitration of the dispute. Management, after consultation with legal counsel, is unable to estimate the amount or range of potential loss that could result if the outcome were unfavorable.